Tidal ETF Trust
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

April 15, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Form N-14 File No. 333-285813

Dear Mr. Be:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 14, 2025, with respect to the Form N-14 Proxy Statement/Prospectus (the “N-14”) regarding the proposed reorganization of the ATAC Rotation Fund (“Target Fund”), a series of Managed Portfolio Series, into the ATAC Rotation Fund (“Acquiring Fund”), a newly created series of the Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	With respect to the “Quorum Requirement and Adjournment” section of the Proxy Statement/Prospectus, please revise further to ensure that the disclosure does not state that “non-votes” are not expected to be received because of the non-discretionary nature of the proposal.

Response: Appropriate revisions have been made which have been provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer
SVP Legal
Tidal Investments LLC